Exhibit 3.2

Business Number E0037162017 - 4 Filed in the Office of Filing Number 20255308579 Secretary of State State Of Nevada Filed On 11/12/2025 10:00:00 AM Number of Pages 3

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FRANCISCO V. AGUILAR Secretary of State 401 North Carson Street Carson City, Nevada 89701 - 4201 (775) 684 - 5708 Website: www . nvsos.gov 4 T Profit Corporation: Certificate of Amendment ( PuRsuANT rn NRs 78 . 380 & 78.385 / 78 . 390) Certificate to Accompany Restated Articles or Amended and Restated Articles ( PuRsuANrrn NRs 78.403) Officer's Statement ruRsuANrrn NRs 80 . 030 Date: Time : (must not be later than 90 days after the certificate is filed) . Effective Date and ime: (Optional) Changes to takes the following effect: The entity name has been amended . J The registered agent has been changed . (attach Certificate of Acceptance from new registered agent) The purpose of the entity has been amended . I)( The authorized shares have been amended. The directors , managers or general partners have been amended. IRS tax language has been added . J Articles have been added. J Articles have been deleted . X Other . The articles have been amended as follows : (provide article numbers , if available) Art i cle 3 is amended to increase the number of authorized shares and to author i ze the issuance of blank check preferred stock . (attach additional page(s) if necessary) 5. Information Being Changed: (Domestic corporations only) X Isl Qiuping Lu [Pre sident 6 . Signature: (Required) Signature of Officer or Authorized Signer Title X Signature of Officer or Authorized Signer Title * If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares , then the amendment must be approved by the vote , in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof. Please include any required or optional information in space below: (attach additional page(s) if necessary) This form must be accompanied by appropriate fees . P age 2 o f 2 R evised: 9 / 1 /2023

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Attachment to Certificate of Amendment to Articles of Incorporation of Yijia Group Corp. The amendments (the "A mendments") adopted by the Corporation are set out as follows: 1. Authorized Shares . The total number of shares of capital stock which the Corporation has authority to issue is 210 , 000 , 000 consisting of : a. 200,000 , 000 shares of Common Stock , par value $ 0 . 0001 per share (the " Common Stock "); and b. 10,000 , 000 shares of initially undesignated Preferred Stock, par value $0.0001 per share ("Blank Check Preferred Stock"). 2. Blank Check Preferred Stock . The Blank Check Preferred Stock may be issued from time to time and in one or more series . The Board of Directors of the Corporation is authorized to create , designate and determine or alter the powers, preferences and rights , and the qualifications , limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitation s or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock , to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any s uch series of Blank Check Preferred Stock , and to fix the number of shares of any series of Blank Check Preferred Stock . In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased , the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable l aw .

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